                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One) [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB
            [ ] Form N-SAR

                      For Period Ended: September 30, 2000

                      [ ]      Transition Report on Form 10-K
                      [ ]      Transition Report on Form 20-F
                      [ ]      Transition Report on Form 11-K
                      [ ]      Transition Report on Form 10-Q
                      [ ]      Transition Report on Form N-SAR
                      For the Transition Period Ended:  _____________

Read attached instruction sheet before preparing form. Please print or type.

    Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

Brainworks Ventures, Inc.
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Full Name of Registrant


Former Name if Applicable:  Auric Metals Corporation

4243 Dunwoody Club Drive, Suite 200
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Address of Principal Executive Office (STREET AND NUMBER)


Atlanta, Georgia  30305
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City, State and Zip Code


                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant could not prepare and file, by the filing deadline, without unreasonable effort or expense, its Quarterly Report on Form 10-QSB for the period ended September 30, 2000 due to the time and attention required of the Company's management in the planning and preparing for the Company's Annual Meeting of Stockholders held on November 9, 2000. Therefore, the Registrant seeks relief pursuant to Rule 12b-25(b).

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Marc J. Schwartz                678              731-0007
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           (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant expects to report a net loss of approximately $312,000 for the quarter ended September 30, 2000 compared to a net loss of $26,000 for the quarter ended September 30, 1999. This change is due primarily to a non-cash compensation charge of $194,000 and a general and administrative expense of $110,000 incurred in the quarter ended September 30, 2000.

         The Registrant also expects to report a net loss of approximately $674,000 for the six month period ended September 30, 2000 compared to a net loss of $22,000 for the six month period ended September 30, 1999. This change is due primarily to a non-cash compensation charge of $1,521,000 and a general and administrative expense of $295,000 incurred in the six month period ended September 30, 2000.

                                    SIGNATURE

         Brainworks Ventures, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  November 15, 2000

                                             By:  /s/ Marc J. Schwartz
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                                                      Marc J. Schwartz
                                                      Vice President


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